FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]          Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]         No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibits are two press releases of Excel Maritime Carriers Ltd. (the "Company") announcing the release of a new FactSheet and Investor Relations Kit by the Company and delivery of a vessel to the Company .

ADDITIONAL INFORMATION

          None.

Exhibit 1


EXCEL


Contact:
Investor Relations / Financial Media:            Company:
Nicolas Bornozis                                 Christopher Georgakis
President                                        Chief Executive Officer
Capital Link, Inc.                               Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                     67 Akti Miaouli Street
New York, NY 10160, USA                          185 38 Piraeus, Greece
Tel: (212) 661-7566                              Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                              Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com                E-Mail: info@excelmaritime.com
        www.capitallink.com                              www.excelmaritime.com

               EXCEL MARITIME RELEASES UPDATED CORPORATE FACTSHEET
                           AND FLEET DEPLOYMENT TABLE

PIRAEUS, GREECE (July 21, 2005). Excel Maritime Carriers Ltd (Amex: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it released an updated corporate FactSheet, an On-Line Investor Relations Kit and a Fleet Deployment table.

The Chief Executive Officer of Excel Maritime, Mr. Christopher Georgakis, commented: "We are committed to high standards of Shareholder and Investor Relations and are always seeking to increase the information flow to the investment community and to enhance our company's awareness.

In this context, we are releasing today a Corporate FactSheet, as well as an On-Line Investor Relations Kit, which facilitate access to information on Excel Maritime.

In addition, the Fleet Deployment table provides details for the employment of our vessels under period charters. We intend to update these reports on a regular basis, and the reports will be available on our corporate website."

All information is available on www.excelmaritime.com

To access the Updated Corporate Profile, the On-Line IR Kit, and the Fleet Deployment table, please click on the link below:
http://www.irwebpage.com/irkit/ex12445432_B.html

About Excel Maritime Carriers Ltd
---------------------------------

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock is listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement
-------------------------

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

Exhibit 2


EXCEL


Contact:
Investor Relations / Financial Media:             Company:
Nicolas Bornozis                                  Christopher Georgakis
President                                         Chief Executive Officer
Capital Link, Inc.                                Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                      67 Akti Miaouli Street
New York, NY 10160, USA                           185 38 Piraeus, Greece
Tel:  (212) 661-7566                              Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                               Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com                 E-Mail: info@excelmaritime.com
        www.capitallink.com                               www.excelmaritime.com


                     EXCEL MARITIME TAKES PHYSICAL DELIVERY
                           OF THE PANAMAX M/V FORTEZA

PIRAEUS, GREECE (July 12, 2005). Excel Maritime Carriers Ltd (Amex: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it took physical delivery of M/V "Forteza" in Bahrain. . MV "Forteza" is a Panamax dry bulk carrier of 69,634 dwt, built in Japan in 1993 and was acquired by Excel Maritime in March 2005.

The CEO of Excel Maritime, Christopher Georgakis, commented "With the delivery of M/V "Forteza" we have a fully operational fleet of 18 vessels with a total carrying capacity of 1.1 million dwt and an average age of 13.2 years. At the end of 2004, the company had an operational fleet of 5 vessels with a total carrying capacity of 585,589 dwt. The acquisitions of sixteen vessels in the last three quarters, along with the sales of three of our older vessels, are consistent with our fleet expansion and renewal program"

The following table represents the existing fleet:

Vessel Name                     DWT          Year Built             Type
-----------                     ---          ----------             ----
Almar I                        107,140         1979                 Capesize

Isminaki                        74,577         1998                 Panamax
Angela Star                     73,798         1998                 Panamax
Elinakos                        73,751         1997                 Panamax
Rodon                           73,670         1993                 Panamax
Happy Day                       71,694         1997                 Panamax
Birthday                        71,504         1993                 Panamax
Renuar                          70,128         1993                 Panamax
Powerful                        70,083         1994                 Panamax
Forteza                         69,634         1993                 Panamax
First Endeavour                 69,111         1994                 Panamax

Emerald                         45,572         1998                 Handymax
Marybelle                       42,552         1987                 Handymax
Attractive                      41,524         1985                 Handymax
Lady                            41,090         1985                 Handymax
Goldmar                         39,697         1984                 Handymax
Princess I                      38,858         1994                 Handymax
Swift                           37,687         1984                 Handymax

      Grand Total            1,112,070

About Excel Maritime Carriers Ltd
---------------------------------

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock is listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement
-------------------------

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  July 22, 2005                          By: /s/ Christopher J. Georgakis
                                                  ----------------------------
                                                      Christopher J. Georgakis
                                                      President and
                                                      Chief Executive Officer



02545.0001 #589013